FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          a circular regarding the proposals to be proposed and considered at 2019 annual general meeting of Huaneng Power International, Inc. (the Registrant”);

2.          an announcement regarding issue of super short-term debentures of the Registrant; and

3.          an announcement regarding receipt of the results compensation amount of the Regitrant;

Each made the Registrant on April 29, 2020.

Document 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

PROPOSAL ON ELECTION OF NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY
PROPOSAL ON ELECTION OF NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY
PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY
PROPOSAL REGARDING THE ISSUE OF
SUPER SHORT-TERM DEBENTURES BY THE COMPANY PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS
(BY WAY OF NON-PUBLIC PLACEMENT)
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES
AND
PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

The Company will convene the AGM at 9:00 a.m. on 16 June 2020 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC.
A notice convening the AGM, reply slip and a form of proxy for use at the AGM have been sent to Shareholders on 29 April 2020. If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.
29 April 2020

Page

CONTENTS

Definitions		1

Letter from the Board		3

1.	Introduction	4

2.	Proposals on election of new sessions of the Board of Directors and Supervisory Committee of the Company	4

3.	Proposals regarding the issue of short-term debentures, super short-term debentures and debt financing instruments (by way of non-public placement) by the Company	5

4.	Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments	7

5.	Proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares	8

6.	Proposal regarding the provision of guarantee by Shandong Company to its subsidiary	11

7.	The AGM	13

8.	Recommendations	13

9.	Other Information	13

10.	Responsibility Statement	14

Appendix I	–	Biographies of the Directors and Supervisors proposed to be re-elected and appointed	15

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Share(s)”, “Domestic Share(s)”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.

“AGM”, “General Meeting”
the 2019 annual general meeting of the Company to be held at9:00 a.m. on 16 June 2020 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC for considering and passing of, among other things, the relevant resolutions contained in this circular

“Articles of Association”	the articles of association of the Company, as amended, modified orotherwise supplemented form time to time

“Board”	the board of Directors of the Company

“Company”, “Huaneng Power International”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be)

“Company Law”	the Company Law of the PRC

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the director(s) (including independent non-executive director(s) of the Company

“Guarantee Contract”	the Guarantee signed on 24 March 2020 by Shandong Company asguarantor in favour of Treasury Centre for guaranteeing 50% of the loan by Hong Kong Energy under the Loan Agreement

“H Share(s)”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“HIPDC”	Huaneng International Power Development Corporation

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Energy”	Huaneng Shandong Ruyi (HK) Energy Limited

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Latest Practicable Date”	24 April 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Loan Agreement”	the loan agreement signed by Hong Kong Energy as borrower and Treasury Centre as lender on 24 March 2020 for provision of a loan facility in an aggregate amount not exceeding US$200 million

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited

“PRC” or “China”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“SSE”	the Shanghai Stock Exchange

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“SZSE”	the Shenzhen Stock Exchange

“Treasury Centre”	China Huaneng Group Treasury Management (Hong Kong) Limited

LETTER FROM THE BOARD

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

Directors:	Legal Address:
Zhao Keyu	Huaneng Building
Huang Jian	6 Fuxingmennei Street
Wang Yongxiang	Xicheng District
Mi Dabin	Beijing 100031
Guo Hongbo	PRC
Cheng Heng
Lin Chong

Independent Non-executive Directors:
Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

29 April 2020

To the Shareholders

Dear Sir or Madam,

PROPOSAL ON ELECTION OF NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY
PROPOSAL ON ELECTION OF NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY
PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY
PROPOSAL REGARDING THE ISSUE OF
SUPER SHORT-TERM DEBENTURES BY THE COMPANY PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS
(BY WAY OF NON-PUBLIC PLACEMENT)
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES
AND
PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others): (1) the proposals on election of new session of the Board of Directors and the Supervisory Committee of the Company, (2) the proposal regarding the issue of short-term debentures by the Company, (3) the proposal regarding the issue of super short-term debentures by the Company, (4) the proposal regarding the issue of debt financing instruments (by way of non-public placement), (5) the proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments, (6) the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares, and (7) the proposal regarding the provision of guarantee by Shandong Company to its subsidiary, all of which are to be proposed at the AGM.

2.	PROPOSALS ON ELECTION OF NEW SESSIONS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE OF THE COMPANY

The term of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming 2019 AGM of the Company. The Company has been informed that, among the members of the Ninth Session of Board of Directors, Mr. Wang Yongxiang (Non-executive Director) and Mr. Yue Heng (Independent Non-executive Director) will not stand for re- election as candidate Directors of the Tenth Session of the Board of Directors. Among the members of the Ninth Session of Supervisory Committee, (save for the Staff Representative Supervisors) Mr. Ye Xiangdong and Ms. Zhang Mengjiao will not stand for re-election as candidate Supervisors of the Tenth Session of Supervisory Committee. The other Directors and Supervisors of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2019 AGM of the Company.

To the best of the Directors’ and Supervisors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be bought to the attention of the Shareholders.

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Tenth Session of the Board of Directors and the Supervisory Committee:

(i)	Mr. Zhao Ping as the Executive Director;

(ii)	Mr. Wang Kui, Mr. Lu Fei, and Mr. Teng Yu as the Non-executive Directors;

(iii)	Mr. Xia Qing as Independent Non-executive Director; and

(iv)	Mr. Li Shuqing and Mr. Ye Cai as the Supervisors.

LETTER FROM THE BOARD

The Company received a confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules from each of the independent non-executive director candidates. The nomination committee of the Company has reviewed the eligibility and the confirmation of independence provided by each independent non-executive director candidates. The Board (including the independent non-executive Directors other than relevant independent non-executive director when his nomination is considered), through the assessment and recommendation by the nomination committee, is of the opinion that each independent non-executive director candidate seeking for re-election or appointment is independent for the purpose of acting as independent non-executive Director of the Company, and thus recommends the independent non-executive director candidates for re-election or appointment at the AGM.

Biographies of the Directors and Supervisors proposed to be elected and appointed at the AGM are set out in Appendix I to this circular.

The above proposals shall be submitted to the AGM as ordinary resolutions for consideration and approval by the Shareholders.

3.	PROPOSALS REGARDING THE ISSUE OF SHORT-TERM DEBENTURES, SUPER SHORT TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON- PUBLIC PLACEMENT) BY THE COMPANY

On 31 March 2020, the Board approved the proposals regarding the the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement). Details of such proposals are set out below.

3.1	Proposal regarding the issue of short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue short term debentures (in either one or multiple tranches) of a principal amount not exceeding RMB10 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB10 billion at any time within the period as prescribed therein) in the PRC from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

3.2	Proposal regarding the issue of super short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue super short-term debentures with a principal amount not exceeding RMB30 billion from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB30 billion at any time within the period as prescribed therein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

3.3	Proposal regarding the issue of debt financing instruments (by way of non-public placement) by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB6 billion by way of non-public placement (which means that the outstanding principal balance of the non-public placement of debt financing instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting;
(2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

4.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The Board of Directors of the Company proposed that:

i.
the Company shall, from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting and upon obtaining approval at relevant regulatory authorities, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB70 billion or equivalent in or outside the People’s Republic of China, such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

LETTER FROM THE BOARD

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid from obtaining the approval at the 2019 annual general meeting up to the conclusion of the 2020 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with the relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

5.	PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

The Company seeks to obtain approval from its Shareholders to approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares.

Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3), (4) and (5) below and pursuant to the Company Law of the PRC and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

LETTER FROM THE BOARD

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law and the articles of Huaneng Power International) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
the Company shall not issue securities convertible into shares for cash consideration unless the initial conversion price is not lower than the Benchmarked Price (as defined below) of the shares at the time of the relevant placing, and the Company shall not issue warrants, options or similar rights to subscribe for (i) any new shares of the Company; or (ii) any securities convertible into new shares of the Company, for cash consideration under the General Mandate (as defined below);

(6)	For the purpose of this resolution:

“Benchmarked Price” means the higher of:

(a)	the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

LETTER FROM THE BOARD

(b)	the average closing price in the 5 trading days immediately prior to the earlier of:

(i)	the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the General Mandate (as defined below);

(ii)	the date of the placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

(iii)	the date on which the placing or subscription price is fixed;
“General Mandate” means the general mandate to be approved in this resolution;

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; and

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(7)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the Directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(8)
The Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this General Mandate.

LETTER FROM THE BOARD

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had 15,698,093,359 Shares in issue comprising 10,997,709,919 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,199,541,983 A Shares and/or 940,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

6.	PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

Loan Agreement and Guarantee Contract

Hong Kong Energy is funded and established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Shandong Company and Shandong Ruyi Technology Group each holds a 50% equity interest in Hong Kong Energy. Hong Kong Energy, as the investment entity of the Sahiwal project, has incorporated a Pakistani Company in Pakistan. The scope of operation of Hong Kong Energy is the development of power (and heat), investment, construction, management, coal business, transportation, investment in the related industries, and the business of investment company. Hong Kong Energy is a non-wholly owned subsidiary of Shandong Company, whilst Shandong Company is a controlled subsidiary of the Company.

Hong Kong Energy (the parent company of Pakistan Company) and Treasury Centre entered into the Loan Agreement with a term of three years on 24 March 2020. According to the Loan Agreement, Hong Kong Energy can sub-loan to Pakistan Company in the form of shareholder loans, and that Shandong Company and Shandong Ruyi Technology Group will undertake to Treasury Centre the repayment of the loan in proportion to their shareholding in Hong Kong Energy.

On 24 March 2020, Shandong Company entered into the Guarantee Contract with Treasury Centre. According to the Guarantee Contract, the guarantee is given on a joint and several liability basis, and the guaranteed amount is 50% of the loan (i.e. US$100 million) under the Loan Agreement. The guarantee period is three years from the effective date of the Guarantee Contract to the expiry of the performance period of the guaranteed debt. Shandong Ruyi Technology Group, the other shareholder of Hong Kong Energy, shall undertake the guarantee obligation for the remaining 50% debt under the Loan Agreement.

LETTER FROM THE BOARD

Relationship between the Company, Shandong Company and Hong Kong Energy

As at the Latest Practicable Date, Hong Kong Energy is a subsidiary of the Company. Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through China Huaneng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company, and holds a 100% direct equity interest in Treasury Centre, which is a wholly-owned subsidiary of Huaneng Group. Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company. The transaction between Huaneng Group (including its subsidiaries, its associates and Treasury Centre) and the Company and its subsidiaries constitutes a connected transaction of the Company, which shall be subject to the relevant disclosure and/or the independent shareholders’ approval under the Hong Kong Listing Rules.

Implications under the Hong Kong Listing Rules

According to the Hong Kong Listing Rules, the Loan Agreement is a connected transaction in which a connected person of the Company provides financial assistance to a subsidiary of the Company. As the Loan Agreement is entered into on normal commercial terms or better, and is not secured by the assets of the Company and its subsidiaries, under Rule 14A.90 of the Hong Kong Listing Rules, the financial assistance of the Loan Agreement shall be exempt from reporting, announcement and independent shareholders’ approval requirements. In terms of the Guarantee Contract, it is a connected transaction in which a subsidiary of the Company provides the guarantee to a connected person of the Company. As the Guarantee Contract is entered into on normal commercial terms or better, and Shandong Ruyi Technology Group, the other shareholder of Hong Kong Energy, undertakes the guarantee obligation in proportion to the shareholding in respect of the repayment obligations of the remaining 50% loan of the Loan Agreement, under Rule 14A.89 of the Hong Kong Listing Rules, the guarantee under the Guarantee Contract shall also be exempt from reporting, announcement and independent shareholders’ approval requirements.

However, according to Shanghai Listing Rules, the guarantee needs to be approved by Shareholders at general meeting of the Company. The Company proposes to seek the approval of the shareholders regarding Shandong Company undertaking guarantee for Hong Kong Energy in proportion to the shareholding in respect of the repayment obligations of 50% loan (i.e. not exceeding US$100 million) under the Loan Agreement.

Board Confirmation

The Board of the Company has approved the resolutions regarding the subsidiary of the Company borrowing from a connected person and Shandong Company undertaking the guarantee for the subsidiary. The Directors are of view that Hong Kong Energy will be able to repay the loan on schedule and the overall risk Shandong Company took this time is relatively low. The Loan Agreement and the Guarantee Contract will not cause any material impact on the financial position of

LETTER FROM THE BOARD

the Company and will not prejudice the interests of the Company and its shareholders. For the resolution approving the subsidiary of the Company borrowing from a connected person, Messrs. Zhao Keyu, Huang Jian and Wang Yongxiang abstained from voting on such board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction.

The Directors (including independent non-executive Directors) are of the view that the Loan Agreement and Guarantee Contract were entered into: (i) on normal commercial terms or better, and is not secured by the assets of Company and its subsidiaries; (ii) on terms that are fair and reasonable and are in the interests of the Company and its Shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

The Company seeks the Shareholders’ approval for Shandong Company to provide the guarantee for its subsidiary. The resolution shall be submitted to the AGM as an ordinary resolution for consideration and approval by the Shareholders.

7.	THE AGM

No shareholder is required to abstain from voting in connection with the matters to be resolved at the AGM. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

A notice convening the AGM, reply slip and a form of proxy for use at the AGM have been sent to Shareholders on 29 April 2020. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company) as soon as possible and in any event not later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.	RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

9.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendix to this circular.

LETTER FROM THE BOARD

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Biographies of the Directors and Supervisors (as at the Latest Practicable Date) proposed to be elected and appointed at the AGM are set out as follows:

Directors

Executive Director

ZHAO Keyu, aged 54, currently is the Chairman of and the Secretary of Communist Party Committee of the Company. He previously served as the Human Resource Manager of Shandong Luneng Group Co. Ltd., Chairman and President of Beijing Deyuan Investment Co. Ltd., Vice President of Huaneng Shandong Power Generation Co. Ltd., the Chief of the Planning Department, the Director of General Office, the Director of Party Group Office and the Secretary of Party Group of Huaneng Group, and the President and the Deputy Secretary of Communist Party Committee of the Company. Mr. Zhao graduated from Shandong University of Technology (currently known as Shandong University), with a major in relay protection and automatic telecontrol. He holds a master’s degree in engineering from Wuhan University. Mr. Zhao is a senior political work specialist.

Save the work relationship disclosed in the qualifications above, Mr. Zhao does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers. Nor has Mr. Zhao been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges.

The Company proposes to re-appoint Mr. Zhao as the Executive Director for a term of three years. Mr. Zhao will not receive any director’s fees. Save for the above, as at the Latest Practicable Date, Mr. Zhao does not (i) have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company; (ii) hold any directorships in any other listed companies in the past three years; (iii) hold any positions with the Company or its subsidiaries; (iv) have any interests in the Shares of the Company within the meaning of Part XV of the SFO..

In addition, there is no other information in relation to Mr. Zhao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHAO Ping, aged 58, is currently the President and the Deputy Secretary of Communist Party Committee of the Company. He previously served as the Deputy Chief, Chief, Deputy Manager of Biotechnology Division of Production Department of HIPDC, an assistant to the Manager (Director) of Huaneng Fuzhou Branch (Power Plant), Deputy Manager and Manager of Security and Production Department, Deputy Manager of Planning Department, Manager of International Cooperation and Commerce Department, Deputy Chief Engineer, Chief Engineer, Deputy President of Huaneng Power International. Mr. Zhao graduated from Tsinghua University with a major in thermal energy engineering and holds an EMBA degree from University of Science and Technology, Beijing and the University of Texas Arlington. He is a professor-grade senior engineer.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Zhao does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers. Nor has Mr. Zhao been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges.

The Company proposes to appoint Mr. Zhao as the Executive Director for a term of three years. Mr. Zhao will not receive any director’s fees. Save for the above, as at the Latest Practicable Date, as the Latest Practicable Date, Mr. Zhao does not (i) have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company; (ii) hold any directorships in any other listed companies in the past three years; (iii) hold any positions with the Company or its subsidiaries; (iv) have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Non-executive Directors

HUANG Jian, aged 58, a Director of the Company since August 2008 and is currently a dedicated Director appointed by Huaneng Group. He previously served as Deputy Chief of Cost and Price Division and Chief of Price General Division of Finance Department of HIPDC, Chief Accountant of HIPDC Beijing Branch, Deputy Chief of Finance Department of HIPDC, Deputy Chief Accountant, Chief Accountant, Vice President and Secretary of the Board of Directors of Huaneng Power International, Deputy Chief Economist and Director of Budget and Comprehensive Planning Department of Huaneng Group, Assistant to General Manager of Huaneng Group, Chairman of Huaneng Capital Services Co., Ltd., Chairman of Huaneng Hainan Power Generation Co., Ltd., Chairman of Huaneng Carbon Asset Management Co., Ltd., and Chairman of the Supervisory Board of Huaneng Renewables Corporation Limited (formerly a company listed on the Hong Kong Stock Exchange). Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in accounting. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Huang does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Huang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Huang Jian does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Save for the above, Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

WANG Kui, aged 53, is currently the Chief of the Planning and Development Department of Huaneng Group. He previously served as Deputy Chief of Planning Division of Comprehensive Planning Department, Deputy Chief (in charge of) and Chief of Planning Division of Planning Department of Huaneng Group, Deputy Leader of Preparatory Group and the Vice President of Huaneng Xinjiang Energy Development Co., Ltd., a member of the Standing Committee and Vice Governor of the Communist Party Committee of Xinjiang Kizilsu Kirgiz Autonomous Prefecture, the Vice President and the President of Shanxi Branch of Huaneng Group. He graduated from Beijing University of Economics with a major in quantitative economics. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Wang does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Wang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Wang does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Wang as the Non-executive Director for a term of three years. Mr. Wang will not receive any director’s fees, and other remuneration will be announced after confirmation. Save for the above, Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LU Fei, aged 56, is currently the Director of Budget and Comprehensive Planning Department of Huaneng Group. He previously served as the Assistant to the Manager (Director), Deputy Manager (Deputy Director) of Huaneng Nantong Branch (Power Plant), Deputy Manager of Fuel Department, Deputy Manager (Vice President) of Fuel Department (Corporate), Manager of Budgeting Department of Huaneng Power International, Director of Operation Coordination Department and Director of Sales and Marketing Department of Huaneng Group. He graduated from Zhejiang University with a major in thermal power engineering, and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lu does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Lu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Lu does not hold any shares of Huaneng Power International.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

The Company proposes to appoint Mr. Lu as the Non-executive Director for a term of three years. Mr. Lu will not receive any director’s fees. Mr. Lu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lu which is disclosable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

TENG Yu, aged 57, is currently the Director of Finance Department of Huaneng Group. He previously served as the Deputy Director of Finance Department and the Director of Audit Department of Yimin Coal and Electricity Co., Ltd., the Manager of Finance Department and the Deputy Chief Accountant of Yimin Huaneng Dongdian Coal and Electricity Co. Ltd., the Deputy Chief Accountant and Chief Accountant of Huaneng Yimin Coal and Electricity Co. Ltd., the Deputy Chief Accountant, Chief Accountant, Vice President of Huaneng Hulunbuir Energy Development Co. Ltd. He graduated from the Party School of the Central Committee of Communist Party Committee with a degree majoring in economic management. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Teng does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Teng been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Teng does not hold any shares of Huaneng Power International.

The Company proposes to appoint Mr. Teng as the Non-executive Director for a term of three years. Mr. Teng will not receive any director’s fees. Mr. Teng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Teng which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MI Dabin, aged 52, a Director of the Company since 18 September 2014 and is currently the Vice President, the Vice Secretary of Communist Party Committee and Vice Chairman of Hebei Construction & Investment Group Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Hebei Financing and Investment Holding Group Limited, the Chairman of Hebei Xingtai Power Generation Co., Ltd., and the Chairman of Huihai Financing and Leasing Co., Ltd.. He previously served as the President and the Chairman of Hebei Jointo Energy Investment Co., Ltd., (listed company on the SZSE) the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Mi does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Mi been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Mi Dabin does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Mi as the Non-executive Director for a term of three years. Mr. Mi will not receive any director’s fees. Save for the above, Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHENG Heng, aged 57, is Director of the Company since June 2017 and is currently the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd., and the Vice Chairman of Yangcheng International Electric Power Co., Ltd. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate and an economist.

Save the work relationship disclosed in the qualifications above, Mr. Cheng does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Cheng been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Cheng does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Cheng as the Non-executive Director for a term of three years. Mr. Cheng will not receive any director’s fees. Save for the above, Mr. Cheng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cheng which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

GUO Hongbo, aged 52, a Director of the Company since February 2012 and is currently the Chairman and the Secretary of the Communist Party Committee of Liaoning Energy Industry Holding Group Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Liaoning Energy Investment (Group) Co., Ltd.. He previously served as the President and the Vice Chairman of Liaoning Energy Investment (Group), a Director of Haitong Securities Co., Ltd., (listed company on the SSE and the Hong Kong Stock Exchange), a Director of Shenyang Jinshan Energy Co., Ltd. (listed company on the SSE), and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund Limited. Mr. Guo graduated from Jilin University with a major in administrative management, and holds a master degree in management (postgraduate diploma). He is a professor-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Guo does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Guo been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Guo does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Chong, aged 57, a Director of the Company since June 2017 and is currently the Vice President and a Member of CPC Committee of Fujian Investment & Development Group Co., Ltd., the Vice Chairman of Fujian Mindong Electric Power Limited Company (listed company on the SZSE), the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the Director of Xiamen King Long Motor Group Co., Ltd. (listed on the SSE). Mr. Lin has formerly served as the assistant to the General Manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd (listed company on the SSE). He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lin does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Lin been subject to any punishment by CRSC or other related departments, or reprimand by any stock exchanges. Mr. Lin does not hold any shares of Huaneng Power International.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

The Company proposes to appoint Mr. Lin as the Non-executive Director for a term of three years. Mr. Lin will not receive any director’s fees. Save for the above, Mr. Lin does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lin which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Independent Non-executive Directors

XU Mengzhou, aged 70, an Independent Non-executive Director of the Company since June 2016 and is currently an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd. (listed company on the SSE), and an Independent Director of Beijing Handi Mobile Internet Technology Co., Ltd. (non-listed company) and the Vice President of Association of Banking Law of China Law Society. He served as a professor of Renmin University of China. He graduated from the RUC, with a doctor’s degree in Economic Laws.

Save the work relationship disclosed in the qualifications above, Mr. Xu does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xu does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB300,000 (tax included). Save for the above, Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Jizhen, aged 69, an Independent Non-executive Director of the Company since June 2017 and is currently a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, a fellow of the Institution of Engineering and Technology (FIET) and an Independent Director of Datang International Power Generation Co., Ltd (listed company on the SSE and the Hong Kong Stock Exchange). Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University, the Vice President of the Chinese Society for Electrical Engineering and the Vice President of the Chinese Society of Power Engineering. He is a professor an a doctoral supervisor.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Liu does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Liu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Liu does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Liu as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Liu will be RMB300,000 (tax included). Save for the above, Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Haifeng, aged 65, an Independent Non-executive Director of the Company since June 2017. He successively served as the Chairman and President of Beijing-Shanghai China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Vice Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.

Save the work relationship disclosed in the qualifications above, Mr. Xu does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Xu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xu does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Xu will be RMB300,000 (tax included). Save for the above, Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHANG Xianzhi, aged 63, an Independent Non-executive Director of the Company since June 2017 and is currently a professor and a doctoral supervisor of Dongbei University of Finance and Economics, and a National Outstanding Teacher. He is serving concurrently as an Expert of Management Accounting Consulting of Ministry of Finance, an independent director of Yingkou Port Liability Co., Ltd. (listed

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

company on the SSE) and Dalian Zhiyun Automation Co., Ltd. (listed company on the SZSE), Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics with a bachelor’s and master’s degree in accounting. He holds a doctoral degree in industrial economics.

Save the work relationship disclosed in the qualifications above, Mr. Zhang does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Zhang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Zhang does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Zhang as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Zhang will be RMB300,000 (tax included). Save for the above, Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XIA Qing, aged 63, is currently a professor in Tsinghua University, Member of the China Energy Research Council, the Expert of the National Electricity Exchange Agency Alliance, the Expert of China Southern Power Grid Corporation, the Expert of China Datang Power Generation Group, the Expert of State Grid NARI Group, the Deputy Director of the Power Market Special Committee of China Electrical Engineering Society, the Deputy Chairman of China Power Reform Forum (中國電改30人論壇), the Deputy Chairman of the Energy Storage Committee of the China Energy Research Association, the Independent Director of Tellhow Sci-tech Co., Ltd. (listed company on the SSE), the Independent Director of Shanghai Zhixin Electric Co., Ltd. (listed company on the SSE). He previously served as the Independent Director of the Eighth Session of Board of Directors of the Company. He graduated from Tsinghua University with a doctoral degree in power system and automation.

Save the work relationship disclosed in the qualifications above, Mr. Xia does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Xia been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xia does not hold any shares of Huaneng Power International.

The Company proposes to appoint Mr. Xia as the Supervisor for a term of three years. The annual director’s fees of Mr. Xia will be RMB300,000 (tax included). Save for the above, Mr. Xia does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

In addition, there is no other information in relation to Mr. Xia which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Supervisors

LI Shuqing, aged 57, is currently the Deputy Chief Engineer of Huaneng Group, the Chairman and the Secretary of Communist Party Committee of HIPDC, the Chief of Power Development Business Division (Shale Gas Exploitation and Utilization Office) of Huaneng Group, and the President of GreenGen Co., Ltd. He previously served as the Assistant to the Director Huaneng Shanghai Shidongkou Second Power Plant, the Deputy Manager (Deputy Director), the Manager (Director) of Shanghai Branch (Shidongkou Second Power Plant) of Huaneng Power International, the President of East China Branch of Huaneng Group (Shanghai Branch of Huaneng Power International), the Vice President of Huaneng Power International, the Executive Director and the President of Huaneng Hulunbuir Energy Development Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Li does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Li been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Li does not hold any shares of Huaneng Power International.

The Company proposes to appoint Mr. Li as the Supervisor for a term of three years. Mr. Li will not receive any supervisor’s fees. Save for the above, Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MU Xuan, aged 45, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of Communist Party Committee of Dalian Construction Investment Group Co., Ltd., the Chairman and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in technical economy and management and a certified accountant. He is a master’s degree postgraduate.

Save the work relationship disclosed in the qualifications above, Mr. Mu Xuan does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Mu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Mu Xuan does not hold any shares of Huaneng Power International.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

The Company proposes to re-appoint Mr. Mu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Save for the above, Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

YE Cai, aged 53, is currently the Director of Audit Department of Huaneng Group. He previously served as the Deputy Director of Finance Department, the Deputy Director of Fund Department, the Director of the Second Finance and Accounting Department, the Director of the First Finance and Accounting Department, the Deputy Manager of Finance Department of Huaneng Group, the Chief Accountant of North United Power Co., Ltd., the Director of Finance Department of Huaneng Group. He graduated from Zhongnan University of Finance and Economics with a major in accounting and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Ye does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Ye been subject to any punishment by CSRS or other related departments, or reprimand by any stock exchanges. Mr. Ye does not hold any shares of Huaneng Power International.

The Company proposes to appoint Mr. Ye as the Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Save for the above, Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GU Jianguo, aged 54, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited, and the Vice Chairman and the Vice President of Nantong Industries Holding Group Co., Ltd. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

APPENDIX I	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Gu does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers, nor has Mr. Gu been subject to any punishment by CSRS or other related departments, or reprimand by any stock exchanges. Mr. Gu does not hold any shares of Huaneng Power International.

The Company proposes to re-appoint Mr. Gu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Save for the above, Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2018 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 12 June 2019, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2018 annual general meeting to the conclusion of the 2019 annual general meeting.

The Company has recently completed the issue of the third tranche of the Company’s super short- term debentures for 2020 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 60 days whereas the unit face value is RMB100 and the interest rate is 1.20%.

China CITIC Bank Corporation Limited acts as the lead underwriter to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 April 2020

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

ANNOUNCEMENT ON
RECEIPT OF THE RESULTS COMPENSATION AMOUNT

References are made to the announcement of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests, and also the announcement dated 1 April 2020 on the Implementation Status for 2019 in relation to the Performance Undertaking by Huaneng Group pursuant to the Profit Forecast Compensation Agreement. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

As disclosed in the Announcement and the Circular, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 (the “Actual Net Profit”) for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (which was changed to Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant since September 2018) (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, the “Profit Forecast Companies”) would not be less than the forecasted net profit.

According to the specific audit report provided by Ernst & Young Hua Ming LLP, the aggregate difference between the Actual Net Profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2019 for the Profit Forecast Companies was RMB-693.8797 million. As the Actual Net Profit of Profit Forecast Companies for 2019 fell short of the forecasted net profit and according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, Huaneng Group should compensate Huaneng International the sum of RMB457.727 million. The compensation shall be payable by way of cash by Huaneng Group to Huaneng International within 20 working days from the date of disclosure of the specific audit report.

The Company has recently received from Huaneng Group the aforesaid undertaken compensation amount for the Profit Forecast Companies. The independent non- executive Directors of the Company are of the opinion that the obligations of Huaneng Group with respect to its undertaking on result compensation for 2019 under the Profit Forecast Compensation Agreement have been fulfilled.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 April 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 29, 2020